UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

TheStreet, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

88368Q103

(CUSIP Number)

Ernest C. Mysogland

Spear Point Capital Management LLC

400 Poydras Street, Suite 2100

New Orleans, LA 70130

(203) 221-2641

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 30, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88368Q103

1.	Names of Reporting Persons Spear Point Capital Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,777,019

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,777,019

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,777,019

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.10%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 88368Q103

1.	Names of Reporting Persons Spear Point Capital Fund LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 591,800

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 591,800

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 591,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 1.70%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 88368Q103

1.	Names of Reporting Persons Spear Point Condor LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,185,219

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,185,219

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,185,219

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 3.40%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 88368Q103

1.	Names of Reporting Persons Spear Point Capital Partners LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,777,019

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,777,019

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,777,019

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.10%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 88368Q103

1.	Names of Reporting Persons Rodney A. Bienvenu, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,777,019

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,777,019

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,777,019

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.10%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 88368Q103

1.	Names of Reporting Persons Trevor L. Colhoun

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,777,019

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,777,019

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,777,019

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.10%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 88368Q103

1.	Names of Reporting Persons Ernest C. Mysogland

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,777,019

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,777,019

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,777,019

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.10%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement relates to the common stock, par value $.01 per share (the “Common Stock”), of TheStreet, Inc., a Delaware corporation (the “Issuer”), having its principal executive offices at 14 Wall Street, 15th Floor, New York, NY, 10005.

The Reporting Persons filed a Schedule 13D relating to the Common Stock of the Issuer with the U.S. Securities and Exchange Commission on July 2, 2015 (the “Initial Schedule 13D”).  The Initial Schedule 13D is hereby amended by this Amendment No. 1 (this “Amendment”) which is being filed by the Reporting Persons to furnish additional information as set forth herein. All information set forth in the Initial Schedule 13D, as amended hereby, is incorporated by reference.  All capitalized terms not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

The net investment cost (including commissions, if any) of the shares of Common Stock purchased by Spear Point Capital Fund LP is approximately $1,344,758.69.  The shares of Common Stock purchased by Spear Point Capital Fund LP were purchased with working capital.   All or part of the shares of Common Stock owned by Spear Point Capital Fund LP may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to Spear Point Capital Fund LP.  Such loans bear interest at a rate based upon the broker’s call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

The net investment cost (including commissions, if any) of the shares of Common Stock purchased by Spear Point Condor LP is approximately $2,282,348.47.  The shares of Common Stock purchased by Spear Point Condor LP were purchased with working capital.  All or part of the shares of Common Stock owned by Spear Point Condor LP may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to Spear Point Condor LP.  Such loans bear interest at a rate based upon the broker’s call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

Item 4.	Purpose of Transaction

The Spear Point Group acquired the shares of Common Stock to which this Schedule 13D relates for the purpose of obtaining a significant equity position in the Issuer, and for the possible purpose of exerting influence over the direction of the Issuer. The Spear Point Group considered the Common Stock to be an attractive investment at the price levels at which the shares of Common Stock were acquired.

In addition to the purposes of Spear Point’s investment in shares of Common Stock of the Issuer as described in Item 4 of the Initial Schedule 13D, in a letter addressed to the Board of Directors of the Issuer, a copy of which is included as Exhibit C hereto and incorporated herein (the “July 2015 Letter”), Spear Point has made certain proposals to the Board of Directors of the Issuer, including relating to the removal of the Issuer’s Chief Executive Officer, appointing Spear Point nominees to the Board, and the formation a committee of independent directors to pursue transactions designed to modify the Issuer’s capitalization structure to eliminate the Preferred Stock and to acquire or merge with another company.

Except as set forth above, in the Initial Schedule 13D, or in the July 2015 Letter, the Spear Point Group does not have any present plans or proposals that relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of this Schedule 13D. The members of the Spear Point Group reserve the right to formulate plans or make proposals, and take such actions with respect to their investments in the Issuer, including any or all of the actions specified in paragraphs (a) through (j) of Item 4 of this Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b)

As of the date hereof, the Spear Point Group beneficially owns an aggregate of 1,777,019 shares of Common Stock, representing 5.1% of the outstanding shares of Common Stock.  Such percentages were determined based on a total of 34,848,971 shares of Common Stock outstanding as of May 5, 2015, as reported by the Issuer on its most recent Quarterly Report on Form 10-Q, filed May 8, 2015.

Spear Point Capital Fund LP beneficially owns, and has sole voting power and sole disposition power over, 591,800 shares of Common Stock, representing an aggregate of 1.70% of the outstanding shares of Common Stock.  Spear Point Capital Fund LP does not have any beneficial ownership of any shares of Common Stock owned by Spear Point Condor LP.

Spear Point Condor LP beneficially owns, and has sole voting power and sole disposition power over, 1,185,219 shares of Common Stock, representing an aggregate of 3.4% of the outstanding shares of Common Stock.  Spear Point Condor LP does not have any beneficial ownership of any shares of Common Stock owned by Spear Point Capital Fund LP.

Spear Point Capital Management LLC does not own any shares of Common Stock of the Issuer directly.  By virtue of the relationships described under Item 2 of this Schedule 13D, Spear Point Capital Management LLC may be deemed to have shared voting and disposition power with respect to, and therefore, indirect beneficial ownership of, the aggregate of 1,777,019 shares of Common Stock beneficially owned by Spear Point Capital Fund LP and Spear Point Condor LP, representing an aggregate of 5.1% of the outstanding shares of Common Stock.

Spear Point Capital Partners LLC does not own any shares of Common Stock of the Issuer directly.  However, as general partner of Spear Point Capital Fund LP and Spear Point Condor LP, Spear Point Capital Partners LLC has the sole voting power and sole disposition power over, and therefore, beneficial ownership of, the aggregate of 1,777,019 shares of Common Stock beneficially owned by Spear Point Capital Fund LP and Spear Point Condor LP, representing an aggregate of 5.1% of the outstanding shares of Common Stock.

By virtue of the relationships described under Item 2 of this Schedule 13D, each of Messrs. Bienvenu, Colhoun and Mysogland may be deemed to have shared voting and disposition power with respect to, and therefore, indirect beneficial ownership of, the aggregate 1,777,019 shares of Common Stock deemed to be beneficially owned by Spear Point Capital Management LLC, representing an aggregate of 5.1% of the outstanding shares of Common Stock.

By virtue of the relationships described under Item 2 of this Schedule 13D, each of Messrs. Bienvenu, Colhoun and Mysogland may be deemed to have shared voting and disposition power with respect to, and therefore, indirect beneficial ownership of, the aggregate 1,777,019 shares of Common Stock deemed to be beneficially owned by Spear Point Capital Partners LLC, representing an aggregate of 5.1% of the outstanding shares of Common Stock.

By virtue of the relationships described under Item 2 of this Schedule 13D, each of Messrs. Bienvenu, Colhoun and Mysogland may be deemed to have shared voting and disposition power with respect to, and therefore, indirect beneficial ownership of, the aggregate 591,800 shares of Common Stock beneficially owned by Spear Point Capital Fund LP, representing an aggregate of 1.70% of the outstanding shares of Common Stock.

By virtue of the relationships described under Item 2 of this Schedule 13D, each of Messrs. Bienvenu, Colhoun and Mysogland may be deemed to have shared voting and disposition power with respect to, and therefore, indirect beneficial ownership of, the aggregate 1,185,219 shares of Common Stock beneficially owned by Spear Point Condor LP, representing an aggregate of 3.4% of the outstanding shares of Common Stock.

To the best knowledge of the Reporting Persons, none of the persons or entities listed in Item 2 beneficially owns any other shares of the Issuer.  Each of the Reporting Persons disclaims beneficial ownership of shares solely as a result of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended.

(c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by Spear Point Capital Fund LP and Spear Point Condor LP in the Common Stock

since the date of the Initial Schedule 13D, which were all in the open market, are set forth in Schedule I hereto and are incorporated by reference. (d) Not applicable. (e) Not applicable.

Item 7.	Material to be Filed as Exhibits

There was filed as Exhibit A to the Initial Schedule 13D a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. There was filed as Exhibit B to the Initial Schedule 13D a Power of Attorney executed by Rodney A. Bienvenu, Jr., Trevor L. Colhoun, and Ernest C. Mysogland, authorizing Rodney A. Bienvenu, Jr., Trevor L. Colhoun and Ernest C. Mysogland, or any of them, to sign and file Schedule 13Ds and related documents on behalf of each person who has executed the Power of Attorney.

In addition, attached hereto as Exhibit C is a copy of the July 2015 Letter to the Board of Directors of the Issuer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 30, 2015
Date

SPEAR POINT CAPITAL MANAGEMENT LLC

By:	/s/ Rodney A. Bienvenu, Jr.
Name: Rodney A. Bienvenu, Jr.
Title: Managing Member

SPEAR POINT CAPITAL PARTNERS LLC

By:	/s/ Rodney A. Bienvenu, Jr.
Name: Rodney A. Bienvenu, Jr.
Title: Managing Member

SPEAR POINT CAPITAL FUND LP

By: Spear Point Capital Partners LLC
Its: General Partner

By:	/s/ Rodney A. Bienvenu, Jr.
Name: Rodney A. Bienvenu, Jr.
Title: Managing Member

SPEAR POINT CONDOR LP

By: Spear Point Capital Partners LLC
Its: General Partner

By:	/s/ Rodney A. Bienvenu, Jr.
Name: Rodney A. Bienvenu, Jr.
Title: Managing Member

/s/ Rodney A. Bienvenu, Jr.
Rodney A. Bienvenu, Jr.

/s/ Trevor L. Colhoun
Trevor L. Colhoun

/s/ Ernest C. Mysogland
Ernest C. Mysogland

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Schedule I

Common Stock Transactions

Reporting Person*	Date of Transactions	Number of Shares Purchased/(Sold)	Price Per Share (including commissions, if any)
Capital Fund	07/08/15	100	$1.87
Condor	07/06/15	1,000	$1.87
Condor	07/07/15	600	$1.86
Condor	07/08/15	700	$1.87
Condor	07/09/15	367	$1.84
Condor	07/23/15	100	$1.87
Condor	07/24/15	100	$1.84
Condor	07/15/15	(100)	$1.84

* “Capital Fund” refers to Spear Point Capital Fund LP and “Condor” refers to Spear Point Condor LP.

Exhibit C

July 2015 Letter to Board of Directors of TheStreet, Inc.

[Spear Point Logo]

Spear Point Capital Partners LLC

400 Poydras, Suite 2100

New Orleans, LA  70130

July 29, 2015

Board of Directors

TheStreet, Inc.

14 Wall Street, 15th Floor

New York, New York 10005

Attention:  Mark Walsh, Lead Independent Director

Re:          Strategic Transactions, Replacement of CEO and Appointment of Directors

Dear Mr. Walsh:

As you are aware, Spear Point is a stockholder of TheStreet, Inc. (the “Company” or “TheStreet”).  As reported in the Schedule 13D we filed on July 2, 2015, Spear Point holds more than 5% of the Company’s outstanding Common Stock.

We have been shareholders for over two years and recently increased our position because we believe the Company has reached a critical point in its evolution with regards to the two most material impediments to Common Stock value enhancement:  the uncertain Common Stock valuation due to the Company’s capital structure — specifically the priority position of the Series B Preferred Stock (the “Preferred Stock”); and the uncertainty over the Company’s strategic direction due to management’s inability to articulate and execute a cohesive and credible long term plan for value creation.

These are not new challenges.  However, we believe frustrated shareholders are reaching a point where management’s failure to deliver shareholder value will no longer be tolerated.  In particular, we believe the time has come for a change at the CEO position.  Furthermore, we believe current conditions present an opportunity to resolve the Preferred Stock issue.  Therefore, we request the Board form a committee, comprised solely of independent directors, to pursue one or more acquisitions or other strategic transactions in order to facilitate the elimination of the Preferred Stock and the installation of new leadership at the Company.  Lastly, in pursuit of these goals, we believe it would be in the interest of all shareholders to appoint two Spear Point nominees to the Board of Directors.

In evaluating whether to increase our position in the Company, we reviewed our earlier correspondence about TheStreet to the Board and shareholders.  We thought you might find the following passage from our letter dated July 9, 2013 to be of interest:

“We believe the Company’s current strategy of leaving the Preferred Stock in place and executing an M&A driven strategy to grow the Company, in effect earning its way out of the liquidation preference, is highly risky and unlikely to be effective.  The logic here appears to be that because the Preferred Stock has no real leverage over the Company, save the liquidation preference, it would make sense for the Company to simply spend the remaining cash on growth oriented acquisitions…

As best we can discern, the plan for the next 24 months is to continue to make acquisitions using the Company’s cash and hoping that one of these smaller acquisitions will contain the magic formula for finally achieving strong organic growth.  We are concerned that this puts management in a position of significant moral hazard.  In order to achieve enough growth from small scale acquisitions to pay off the Preferred Stock’s liquidation preference, management may be tempted to pursue ever riskier deals with the Company’s cash position.  In the absence of a home run, the cash position will be reduced…”(1)

Today, we believe our warnings over two years ago have been vindicated.  Looking forward, we are concerned the Company may continue to pursue acquisitions at higher and higher multiples, while still failing to eliminate the Preferred Stock once and for all.  We note The Deal was acquired in 2012 for $5.8 million in cash(2) and reported approximately $11.5 in revenue in the fiscal year prior to its acquisition.(3)  This equates to an acquisition multiple of 0.5x revenue.  By comparison, the Company paid approximately $21 million in cash for BoardEx in 2014(4), which generated $9.5 million in revenue in the fiscal year prior to its acquisition(5), or a multiple of 2.2x revenue.  On an EBITDA and earnings basis, the BoardEx multiples are even more aggressive, coming in at 12x and 22x, respectively.(6)  We supported this acquisition nonetheless, mostly because we thought it would pressure the holder of the Preferred Stock — Technology Crossover Ventures(7) (or “TCV”) — to negotiate and we hoped it would add to strong organic growth.

(1)  Spear Point letter to the Board of Directors dated July 9, 2013. http://seekingalpha.com/article/1569032-spear-point-submits-letter-to-board-of-directors-of-thestreet-inc

(2)  See Company’s Annual Report on Form 10-K for the year ended December 31, 2012, at p. F18- F19.  The Company described the purchase price as $5.8 million in cash.  The Company also assumed approximately $5.0 million in net liabilities.

(3)  See Company’s Current Report on Form 8-K/A filed November 19, 2012.  The Deal reported a loss in the periods prior to its acquisition.

(4)  As noted in the Company’s Current Report on Form 8-K filed November 3, 2014, the agreed purchase price was $22.5 million, but the Company assumed positive net working capital reducing the cash amount paid to approximately $21 million.

(5)  See Company’s Current Report on Form 8-K/A filed January 14, 2015.

(6)  Id.  Reviewing pro forma financials included in this Current Report, BoardEx generated approximately $1.77 million in EBIDTA and $0.97 million in net income during 2013.

(7)  The Company’s Preferred Stock is held by TCV VI, L.P. and TCV Member Fund, L.P. (together, referred to as “Technology Crossover Ventures” or “TCV”).  See, Company’s Annual Report on Form 10-K for the year ended December 31, 2014, p. 9.

As we look forward to the 2015 mid-year reporting period, the Preferred Stock remains in place and despite the Company’s claims of modest organic growth in 2014, significant Q1 organic growth was nowhere to be found.  We say “claims” because it is nearly impossible to decipher what business or product lines are in fact growing organically and which are not.  We have repeatedly and publicly complained over the years about the opaque nature of the Company’s financial reporting with respect to revenue and growth (or lack thereof).  In our opinion, this simply adds another unnecessary level of uncertainty further increasing the risk of investing in the Company’s stock.  So once again, we call upon the Company to report by individual lines of business in addition to subscription and media breakouts.

The following chart speaks volumes how the market scores management’s ability to create value:

As the chart clearly shows, despite two “major” acquisitions in the past three years, management has produced very little shareholder value.  Sadly, the stock price today is almost exactly where it was in July of 2013 ($1.82/share vs. $1.80/share on July 29, 2015).  As we noted in 2013, the most likely outcome of the Company’s strategy will be a larger company on a revenue basis, but no real shareholder value created as the Company has simply traded cash for no-growth or slow-growth revenue.

Looking forward, should the Company make another significant cash acquisition, there will be little cash remaining to negotiate a deal with TCV.  Some long suffering Common Shareholders may be tempted to feel a bit of schadenfreude at the thought of TCV being played for a fool by the management team.  By simply burning all the cash on acquisitions that create little to no shareholder value, the Company can effectively reduce TCV’s choices to either remaining a long term Preferred shareholder or converting the Preferred Stock into Common Stock and selling its position.  But we believe this may be a case of the management team’s cutting off our shareholder noses to spite our shareholder face.  Despite a raging bull market, CEO Elisabeth DeMarse and her team have not demonstrated their ability to make acquisitions that create shareholder value over the last three years.  In the absence of significant organic growth, reducing the Company’s cash position even further without eliminating the Preferred Stock overhang could simply leave the Company’s stock price in a perpetual state of underperformance.

In such a scenario, the Company will not be growing organically, the stock price will remain in the doldrums and we Common stockholders will still have the sword of Damocles hanging over us in the form of the Preferred Stock.  And God forbid there is a major market correction in the near future which may negatively impact subscribers and advertisers in relation to TheStreet.  This situation could result in a de facto “poison pill” that insulates management from both the Preferred and Common shareholders (as opposed to the current situation where the Preferred Stock acts as a de facto poison pill, albeit solely to the theoretical benefit of the TCV).  Without organic growth, this state of share-price purgatory could last a very, very long time.  A cynic could even surmise this strategy simply serves as a job security measure for current management at the expense of all shareholders.  As a result, the Common and Preferred Shareholders are in alignment for the first time in a long time.

We believe strongly the time is now for the Company to strike a deal with TCV to eliminate the Preferred Stock.  Our desired method would be for the Company to execute a strategic acquisition or merger transaction which enhances the outlook for the Company, and therefore the Common Stock.  Such a transaction could encourage TCV to compromise and exchange its Preferred Stock for a fair amount of cash(8) plus either warrants or equity in the go-forward company.  Any such transaction should be conditioned on the elimination of the Preferred Stock.  In addition, our lack of confidence in the current management team leads us to add additional criteria to the next deal — specifically, that any acquisition be completed primarily using Common Stock rather than cash and that it require a change of senior management at the Company.

We believe the Preferred Stock continues to depress the value of the Company and will do so as long as it remains in place.  However, following two acquisitions and over three years at the helm, we are now of the opinion the biggest impediment to ANY sustained shareholder growth is the lack of a compelling vision and cost discipline displayed by the management team.  To underscore these points, we note two of the largest stakeholders in the Company appear to have no faith in the Company’s prospects.  TCV appears to have no interest in converting its Preferred Stock position into Common Stock.  Jim Cramer, founder, Board member, high value employee and one of the Company’s largest shareholders, who has made his name on picking stocks, routinely sells his shares of Company stock.  This clearly cannot be viewed as a vote of confidence in the current management.

Hopefully the Board and our fellow shareholders will agree that although we have not always displayed an abundance of sensitivity to the feelings of the Company’s management, we have been fairly accurate in our predictions for the Company.  We would hope TheStreet’s management team, as professionals who specialize in criticizing and commenting on other companies’ successes and failures, would put their egos aside and deal with reality.

(8)  Any amount payable to TCV will be less than the full Preferred Stock face amount of $55 million.

And the reality as we see it is that the management has not articulated a realistic plan for creating shareholder value.  What is that plan?  We would love to hear from management on what exactly that plan is.  As far as we can tell, management’s strategy can be summarized as the following:

Take a balance sheet full of cash, buy a bunch of companies that may or may not produce any synergies, and pray for organic growth.  In the meantime, recline in lavish Wall Street offices, count outsized executive pay, and schmooze with the captains of industry on the shareholders’ dime.  If somehow the stock price rises, so much the better, but if not management still gets paid handsomely and they had a heckuva of a time doing it.(9)

In our view, if you aren’t going to create revenue growth or shareholder value, the least you can do is reign in the cost side of the business and reach profitability.  How much revenue does it take before our Company can finally take advantage of nearly $150 million in net operating loss carryforwards?  From our research on the industry, we note that it’s possible to make far less revenue than TheStreet and still be profitable (e.g. Value Line NASDAQ: VALU).  Where does all this spending actually go?  We contend much of it may be wasted due to a lack of focus on the bottom line.  For example, we can see the value in a world class video studio, but do you really have to put it at a Wall Street address rather than a lower rent district?  We note CNBC’s headquarter studios are located in Englewood Cliffs, New Jersey.

Which returns us to our thoughts about how to move the Company forward.  We are not the Company’s investment banking team, nor do we sit on the Board, so for all we know, the Company may already be negotiating a transformative transaction of some sort.  As we noted in our Schedule 13D(10), Spear Point was approached by an unrelated third party who expressed interest in exploring a strategic transaction with the Company.  We believe this company may be a quality candidate for achieving our goals for transforming the Company, and we are aware of others.

Regardless, we cannot overstate our belief that the next acquisition will be critical in the evolution of the Company for a number of reasons, not least of which is the possibility the “fortress balance sheet” will be running out of runway.  Therefore, as long term shareholders we believe the next acquisition should meet the following criteria in order to address the strategic challenges we outlined:

1)             Merger or acquisition of Target company should be within the same industry as the TheStreet and with a long track record of top line growth, high margins, and substantial profits.

2)             The Target should deliver $1,000,000+ to the bottom line, and preferably much more.

3)             Any transaction must preserve the Company’s net loss carryforwards.

4)             Any transaction must include the retirement of the Preferred Stock held by TCV.  We would support paying TCV the majority of the Company’s cash balance as part of a strategic transaction provided the rest of the points listed here are met and there is adequate cash on the balance sheet to comfortably reach profitability.

5)             Any transaction should be completed at a reasonable multiple of earnings.

6)             Any transaction purchase price should be comprised primarily of Common Stock to align the Target’s owners and management with Common shareholders of the Company.

7)             Any transaction should include, or be conditioned upon, a change in management at the Company.

We understand the last point will not sit well with CEO Elisabeth DeMarse, but our thoughts on the matter are not personal.  To the contrary, we believe CEO DeMarse was a fine choice for CEO when she took the helm of a struggling Company in early 2012.  We believe she did the necessary hard work in getting the “trains to run on time” and improving the overall foundation of the Company.  Evidence of this stabilization effort can be seen in the much-appreciated reinstatement of the Company’s dividend to common shareholders.

Despite DeMarse’s efforts, however, the fact remains when she became CEO on March 7, 2012(11), the Company’s stock price stood at $1.80/share.  Three plus years later, the stock price is at $1.80/share(12).  During DeMarse’s tenure, the cash position on the balance sheet has gone from $65.8 million at December 31, 2011(13) to $33.7 million as of March 31, 2015(14).  Revenue increased during the same periods from $57.8 million for the year ended December 31, 2011 to $63.6 million as of March 31, 2015.  Phrased another way, the Company’s cash position decreased by $32.3 million during her tenure (a decrease of -48.8%) and revenue has increased $5.8 million (an increase of 10%).  In fairness, some of the cash decline is attributable to the reinstated common dividend, and the Company currently projects revenue for 2015 of between $68 to $69 million(15), which would include a full year of the BoardEx revenues.

Assuming the higher revenue number is achieved at the end of this year, the Company will have seen its revenue increase by $11.2 million since Ms. DeMarse took over.  But the price of this increase was the $26.8 million cash outlay to purchase The Deal and BoardEx, two companies which together produced approximately $20 million in annual revenue prior to their acquisitions by TheStreet.  Clearly, no matter what revenue growth the Company may have experienced in 2014, or any growth projected for this year, Ms. DeMarse’s tenure has not resulted in any net organic growth.

The earlier chart ultimately tells the tale.  Therefore, we firmly believe the time has come for her to relinquish the CEO title and allow new leadership to drive the Company to higher valuations and growth.

In closing, we believe the Board should take the following steps:

(9)  In other words, a business strategy with only two steps — “collect underpants” and “profit” — may be missing something.  See, South Park Underpants Gnomes, Season 2, episode 17:  https://www.youtube.com/watch?v=tO5sxLapAts

(10)  Filed July 2, 2015.  Available on Company’s website Investor Relations page or at http://www.sec.gov/Archives/edgar/data/1080056/000110465915049557/a15-15141_1sc13d.htm.

(11)  See Company’s Current Report on Form 8-K filed March 12, 2012.

(12)  As of July 29, 2015.

(13)  Amount includes cash and cash equivalents and marketable securities.  See, Company’s Annual Report on Form 10-K for the period ended December 31, 2011, p. F-4.  The year ended December 31, 2011 was the last reporting period prior to Ms. DeMarse being named CEO on March 7, 2012.

(14)  See, Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2015.

(15)  Remarks of CFO John Ferrara in the Company’s Earnings Conference Call May 7, 2015 , webcast available on Company website Investor Relations page.

•                  Begin the process of finding a new CEO, preferably, but not solely, as part of an accretive strategic transaction with the terms outlined above.  We have a number of CEO candidates we think could bring a level of insight, dynamism and strategic execution that could create long term shareholder value.  We would be happy to share our thoughts on this matter with the Board.

•                  Form a committee of the Independent Board members to actively pursue or reopen discussions with potential M&A targets and TCV.  We believe there are several M&A candidates that meet our transformative deal criteria and we would be happy to share our thoughts with the committee on them.

•                  In the upcoming earnings call, the Board should ask management to articulate a cohesive and compelling strategy for creating shareholder value that doesn’t include the trite and worn out “dual monetization” model that we have heard for so long and that has failed woefully to create value.

•                  As we have done on numerous occasions in the past, we ask the Board once again to require management to break down business unit reporting during the earnings call so we as owners can get a better understanding of what is and is not working.

•                  Finally, we would ask the Board to grant Spear Point the ability to name two members to the Board of Directors.  As a long-standing shareholder that now owns one of the largest common stock positions in the Company, we believe we would be strong advocates for shareholder value creation and could add significant value in creating, assessing and executing strategic initiatives.

We share the same goal as the Board; creation of long term shareholder value.  Nothing more, nothing less.  We firmly believe a strong, consistent voice for holding management accountable to the owners of the Company leads to a more successful, energetic and dynamic Company that can better seize on opportunities and create value for everyone.  Of course, we would welcome positive surprises during the upcoming earnings call and felt it was important to give management time to address our concerns for all shareholders on the upcoming call.  Although we believe the record shows we have been prescient in our predictions, we realize we are operating on a limited set of public information.  By granting us Board seats we would be in a better position to serve on behalf of all shareholders.  We thank you for your consideration.

Sincerely,

Spear Point Capital Partners LLC

/s/ Rodney A. Bienvenu, Jr.
By: Rodney A. Bienvenu, Jr.
Its: Managing Member

Notice and Disclaimer:

References to “Spear Point” or “we,” “us” or “our” are references to Spear Point Capital Partners LLC, Spear Point Capital Fund LP and Spear Point Condor LP and their affiliates, collectively. As of the publication date of this letter, Spear Point has a long position in and may own options on the stock of the Company and stands to realize gains in the event that the price of the stock increases.  On or after the date hereof, Spear Point may transact in the securities of the Company. All content in this letter represent the opinions of Spear Point. Spear Point has obtained all information herein from sources it believes to be accurate and reliable. However, such information is presented “as is”, without warranty of any kind — whether express or implied. Spear Point makes no representation, express or implied, as to the accuracy, timeliness, or completeness of any such information or with regard to the results obtained from its use. All expressions of opinion are subject to change without notice, and Spear Point does not undertake to update or supplement this letter or any information contained herein. This document is for informational purposes only and it is not intended as an official confirmation of any transaction. All market prices, data and other information are not warranted as to completeness or accuracy and are subject to change without notice. The information included in this document is based upon selected public market data and reflects Spear Point’s views as of this date, all of which are accordingly subject to change. Spear Point’s opinions and estimates constitute a judgment and should be regarded as indicative, preliminary and for illustrative purposes only. Any investment involves substantial risks, including, but not limited to, pricing volatility, inadequate liquidity, and the potential complete loss of principal. This letter’s estimated fundamental value only represents an estimate of the potential fundamental valuation of a specific security, and is not expressed as, or implied as, assessments of the quality of a security, a summary of past performance, or an actionable investment strategy for an investor. This document does not in any way constitute an offer or solicitation of an offer to buy or sell any investment, security, or commodity discussed herein or of any of the affiliates of Spear Point. Also, this document does not in any way constitute an offer or solicitation of an offer to buy or sell any security in any jurisdiction in which such an offer would be unlawful under the securities laws of such jurisdiction. To the best of Spear Point’s abilities and beliefs, all information contained herein is accurate and reliable. Spear Point reserve the rights for their affiliates, members, officers, and employees to hold cash, long, short or derivative positions in any company discussed in this document at any time. As of the original publication date of this document, investors should assume that Spear Point have positions in financial derivatives that reference this security and stand to potentially realize gains in the event that the market valuation of the company’s common equity is higher than prior to the original publication date. These affiliates, members, officers, and individuals shall have no obligation to inform any investor about their historical, current, and future trading activities. In addition, Spear Point may benefit from any change in the valuation of any other companies, securities, or commodities discussed in this document. Individuals who prepared this letter are compensated based upon (among other factors) the overall profitability of Spear Point’s operations and their affiliates. This could represent a potential conflict of interest in the statements and opinions in Spear Point’s documents. The information contained in this document may include, or incorporate by reference, forward-looking statements, which would include any statements that are not statements of historical fact. Any or all of Spear Point’s forward-looking assumptions, expectations, projections, intentions or beliefs about future events may turn out to be wrong. These forward-looking statements can be affected by inaccurate assumptions or by known or unknown risks, uncertainties and other factors, most of which are beyond Spear Point’s control. Investors should conduct independent due diligence, with assistance from professional financial, legal and tax experts, on all securities, companies, and commodities discussed in this document and develop a stand-alone judgment of the relevant markets prior to making any investment decision.